Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

September 30, 2013

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. The Company is headquartered in Littleton, CO with assets predominantly located in the United States. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company.”

The following provides management’s discussion and analysis of results of operations and financial condition for the three and nine months ended September 30, 2013 and 2012. The Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on October 24, 2013. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2012, 2011, and 2010. All figures are presented in Canadian dollars, unless otherwise noted. The financial statements and related information herein have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

During August 2013 the Company commenced uranium production activities and anticipates the start of product sales during the fourth quarter of 2013 from one of its U.S. subsidiaries, Lost Creek ISR, LLC. As such, the U.S. operations are becoming self-sustaining. Therefore, effective January 1, 2013, the Company switched to the U.S. dollar from the Canadian dollar as the functional currency of its U.S. entities. The Company is continuing to use the Canadian dollar as its reporting currency.

Prior to June 30, 2013, Ur-Energy has been a “foreign private issuer,” as the term is defined in Rule 405 under the Securities Act, and, therefore, has not been required to comply with all periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, and related rules and regulations.  Because the Company did not satisfy other requirements for being a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned by non-residents of the U.S.  Annually, the Company reviews its geographic share ownership to evaluate its foreign private ownership status.  As of June 30, 2013, more than half of the Company’s shares were directly or indirectly owned by U.S. residents and therefore the Company no longer is qualified as a foreign private issuer.  Effective January 1, 2014, the Company will be required to meet disclosure and reporting requirements applicable to U.S. domestic issuers.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to (i) the Company’s timeframe for events throughout commissioning and ramp-up to nameplate production at Lost Creek; (ii) ability and timing of the Company to secure project and corporate financing, as needed; (iii) the technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the Lost Creek Property); (iv) the ability to complete the acquisition of Pathfinder Mines Corporation and the timing for closing of the transaction; (v) the ability to complete additional favorable uranium sales agreements and the ability to reduce exposure to volatile market conditions; (vi) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); and (vii) the long term effects on the uranium market of events in Japan in 2011 including supply and demand projections. These other factors include, among others, the following: future estimates for production, production start-up and commissioning operations (including any difficulties with ramp-up of operations), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in pending and potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE MKT LLC (“NYSE MKT”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated February 27, 2013, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

NI 43-101 Review of Technical Information: John Cooper, Ur-Energy Project Geologist, P.Geo. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, and Catherine Bull, Ur-Energy Project Engineer, Wyoming P.E. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company that commenced production activities at its flagship Lost Creek Project in Sweetwater County, Wyoming in August 2013. The Company engages in the identification, acquisition, exploration, evaluation, development and production of uranium mineral resources in the United States and Canada. The Company focuses its exploration primarily within the geological uranium province centered on Wyoming.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the property contains mineral reserves. However, the Company’s April 30, 2012 NI 43-101 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” outlines the economic potential of the Lost Creek Property. The recovery of amounts recorded for mineral properties is dependent upon the discovery of economic resources, the ability of the Company to obtain the necessary financing to develop the properties, and upon obtaining profitable production from the properties or sufficient proceeds from disposition of the properties.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Selected Information

The following table contains selected financial information as of September 30, 2013 and December 31, 2012.

	As of September 30, 2013	As of December 31, 2012
	$	$

Total assets	112,360,986	73,741,840
Total liabilities	(51,557,960)	(3,834,495)

Net assets	60,803,026	69,907,345

Capital stock and contributed surplus	197,562,564	192,296,503
Accumulated other comprehensive loss	(4,148,398)	-
Deficit	(132,611,140)	(122,389,158)

Shareholders’ equity	60,803,026	69,907,345

The following table contains selected financial information for the three and nine months ended September 30, 2013 and 2012 and cumulative information from inception of the Company on March 22, 2004 through September 30, 2013.

	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
	$	$	$	$	$

Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses (1)	(3,197,017)	(4,093,936)	(9,230,422)	(10,109,214)	(142,932,973)
Interest income	2,756	85,142	40,773	240,302	9,927,021
Loss on equity investment	(6,692)	(22,357)	(1,009,116)	(56,508)	(1,431,430)
Foreign exchange gain (loss)	(5,056)	(456,457)	(7,365)	(461,287)	297,146
Other income (loss)	(4,858)	(1,774)	(15,852)	962,546	1,824,636
Loss before income taxes	(3,210,867)	(4,489,382)	(10,221,982)	(9,424,161)	(132,315,600)
Income tax expense	Nil	Nil	Nil	Nil	(295,540)
Net loss for the period	(3,210,867)	(4,489,382)	(10,221,982)	(9,424,161)	(132,611,140)

Loss per common share:
Basic and diluted	(0.03)	(0.04)	(0.08)	(0.08)

Cash dividends per common share	Nil	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	224,158	516,921	913,772	1,902,272	22,207,370

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

The Company has not generated any revenue from its operating activities to date, although it initiated uranium production activities in August 2013. The Company has existing contracts to deliver uranium in the fourth quarter of 2013 and expects to record its first product sales during that period. The Company’s expenses include costs related to general and administrative (“G&A”) expense, exploration and evaluation expense, development expense, and the write-off of mineral property costs. Acquisition costs of mineral properties are capitalized as are development expenses incurred after the receipt of permits and licenses necessary to commence construction and development activities.

No cash dividends have been paid by the Company to date. The Company has no present intention of paying cash dividends on its common shares as all available funds will be invested to finance operations and continued exploration, development and construction activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Sep. 30	Jun. 30	Mar.31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
	2013	2013	2013	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$	$

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,197,017)	(3,941,000)	(3,092,753)	(3,772,669)	(4,093,936)	(2,998,435)	(3,016,843)	(3,446,960)
Interest income	2,756	19,309	18,708	67,845	85,142	91,637	63,523	48,606
Loss on equity investment	(6,692)	(1,836)	(240)	(7,578)	(22,357)	(2,327)	(31,824)	(283,918)
Foreign exchange gain (loss)	(5,056)	(2,349)	40	77,851	(456,457)	380,428	(385,258)	(253,370)
Other income (loss)	(4,858)	(5,751)	(5,243)	(5,092)	(1,774)	(11,625)	975,945	(4,575)
Loss before income taxes	(3,210,867)	(3,931,627)	(3,079,488)	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)
Income tax expense	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(3,210,867)	(3,931,627)	(3,079,488)	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)

Loss per common share:
Basic and diluted	(0.03)	(0.03)	(0.03)	(0.03)	(0.04)	(0.02)	(0.02)	(0.04)

The Company is in a state of transition and as such, the quarterly financial information table reflects that transition. The Company began construction of the Lost Creek Project in October 2012 and construction activities continued through the third quarter of 2013. The current quarter reflects the completion of most of the construction activities and the start of production activities. As a result, the Company has begun to incur production costs, which include wellfield costs, plant costs, site operation costs and their related depletion, depreciation, and amortization charges.

The other item of note is the virtual elimination of foreign exchange gains and losses due to the change to the US$ as the functional currency of the U.S. operations. Through the fourth quarter of 2012, this income statement item had caused significant swings in the size of the quarterly loss as the exchange rates have varied from quarter to quarter. As a result of the change in functional currency at the beginning of 2013, the foreign exchange gains and losses have been far more consistent in 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Overall Performance and Results of Operations

The Company initiated uranium production activities at the Lost Creek Project in Wyoming on August 2, 2013 after receiving notice of final operational clearance from the U.S. Nuclear Regulatory Commission (“NRC”). The Company then began the process of operating the injection and production wells and introducing the appropriate chemicals into the injection mixture to initiate the extraction of uranium from the deposit. As of September 30, 2013, plant production was limited to the capture of uranium in ion exchange columns and the elution systems. Approximately 49,000 pounds of uranium was estimated to be in process at period-end. Precipitation and drying systems were subsequently commissioned in October as the Lost Creek Project packaged its first finished U3O8 product, commonly referred to as yellowcake, in drums. Product sales are expected to commence during the fourth quarter of 2013 as the Company fulfills its 2013 contractual delivery obligations. The Company recorded no sales during the third quarter of 2013.

The purchase of Pathfinder Mines Corporation (“Pathfinder”) from COGEMA Resources, Inc. (“COGEMA”), an AREVA Mining affiliate, is pending. The NRC has approved the change of control transfer of the NRC license for the Shirley Basin mine site owned by Pathfinder to the Company and the change of control transfer to COGEMA of the Lucky Mc tailing site, which will remain the obligation of COGEMA as the site is transferred to the U.S. Department of Energy. The closing remains subject to customary closing conditions and is expected later in 2013, pursuant to further agreement of the parties.

From inception through September 30, 2013, the Company has raised net cash proceeds of $166.1 million from the issuance of common shares and from the exercise of warrants and stock options. The Company has also raised US$28.6 million net of fees through two secured loan facilities, which were subsequently paid off in October 2013 when the Company concluded a US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond financing program (“State Bond Loan”). As at September 30, 2013, the Company held cash and cash equivalents, and short-term investments totaling $6.2 million. The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts and money market accounts.

Mineral Properties

Lost Creek Property – Great Divide Basin, Wyoming

On August 2, 2013, the Company commenced production activities at its Lost Creek Project.  As of September 30, 2013, plant production activities were limited to the capture of uranium in ion exchange columns and elution systems. Approximately 49,000 pounds of product was estimated to be in process at quarter end.  As at October 24, 2013, all production circuits of the plant were commissioned and uranium yellowcake had been processed, dried and packaged.  Production rates during the period, from three header houses in Mine Unit 1, were exceeding projected levels.  Additional header houses will be brought online when needed to sustain the targeted production rate.

Construction of the processing plant and maintenance facility has been completed along with development drilling in Mine Unit 1.  Innovative design and development have focused on employee and environmental safety, recycling of water, chemicals and production materials, and advanced instrumentation monitoring and data capture.  The Company has incurred $58.1 million to date in construction, equipment purchases and wellfield development costs through September 30, 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Lost Creek Project is part of the larger Lost Creek Property located in the Great Divide Basin, Wyoming and comprises six projects covering a total of approximately 42,000 acres (17,000 hectares): Lost Creek permit area (“Lost Creek Project”), EN, LC South, LC North, LC East and LC West.  The uranium deposit at the Lost Creek Project is referred to as the Main Mineral Trend (“MMT”).  The Company’s East Mineral Trend (the “EMT”) is a second mineral trend of significance.  It was identified by historic drilling on the lands forming LC East.  Although geologically similar, it appears to be a separate and independent trend from the MMT.

Review of the drill results from the development and construction drilling reveals the character of the uranium roll fronts to be consistent with historic mapping and analyses, including those from which the April 2012 Lost Creek Property Preliminary Economic Assessment (“April 2012 PEA”) was generated. The Company is completing its analyses of the construction drilling result and other drilling conducted at Lost Creek and LC East. The Company anticipates issuing an updated technical report during the fourth quarter of 2013.

There is a royalty of each of the State of Wyoming sections under lease at the Lost Creek, LC West and EN Projects, as required by law. Other royalties exist on certain mining claims at the LC South and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

The Company has secured six uranium sales agreements related to production from Lost Creek spanning 2013 – 2019, including the first of Lost Creek’s later term agreements, announced by the Company in early July 2013.  These long-term contracts call for deliveries over multi-year periods at defined prices.

Lost Creek Regulatory and Legal Proceedings

After receiving notice of final operational clearance from the NRC, the Company commenced production activities at Lost Creek on August 2, 2013.  NRC approvals to operate the dryer circuit followed in early October. Lost Creek dried and packaged its first drum of yellowcake on October 15, 2013.

In November 2012, a Wyoming-based group filed a petition in the U.S. District Court for Wyoming for the review of the Bureau of Land Management’s Record of Decision.  During the period, the Court heard oral arguments of the parties, and subsequently issued the Court’s Order Upholding Agency Action. The Order denied all relief sought by the petitioner, and confirmed the BLM’s decision to authorize the Lost Creek Project.

The Bootheel Project, LLC

Crosshair Energy Corporation, now Jet Metals Corp (“Jet Metals”), has been the Manager of the Bootheel Project venture since 2007.  Since March 31, 2012, the Company’s ownership interest has been approximately 19%.  In June 2013, the Management Committee of the Bootheel Project determined to abandon certain unpatented mining claims at the Bootheel property, while retaining mining claims and the State of Wyoming uranium lease on which a mineral resource is located.  There is no reported mineral resource at the Buck Point property.  In June 2013, the Management Committee determined to abandon all unpatented mining claims at Buck Point.  As a result, the Company’s investment in the Buck Point property (US$969,329) was written off.  An impairment analysis of the remaining investment at the Bootheel property confirmed that no adjustment was required at this time.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Three and Nine Months Ended September 30, 2013 Compared to Three and Nine Months Ended September 30, 2012

The following table summarizes the results of operations for the three months ended September 30, 2013 and 2012:

	Three Months Ended September 30,
	2013	2012
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(626,077)	(984,758)
Development expense	(1,286,634)	(1,897,908)
General and administrative	(1,284,306)	(1,211,270)
Net loss from operations	(3,197,017)	(4,093,936)
Interest income	2,756	85,142
Loss from equity investment	(6,692)	(22,357)
Foreign exchange gain (loss)	(5,056)	(456,457)
Other income (loss)	(4,858)	(1,774)
Loss before income taxes	(3,210,867)	(4,489,382)
Income tax expense	Nil	Nil
Net loss for the period	(3,210,867)	(4,489,382)

Loss per share – basic and diluted	(0.03)	(0.04)

The following table summarizes the results of operations for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 31,
	2013	2012
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(1,831,883)	(2,636,604)
Development expense	(2,918,210)	(2,937,016)
General and administrative	(4,210,525)	(4,535,594)
Write-off of mineral properties	(269,804)	-
Net loss from operations	(9,230,422)	(10,109,214)
Interest income	40,773	240,302
Loss from equity investment	(1,009,116)	(56,508)
Foreign exchange gain (loss)	(7,365)	(461,287)
Other income (loss)	(15,852)	962,546
Loss before income taxes	(10,221,982)	(9,424,161)
Income tax expense	Nil	Nil
Net loss for the period	(10,221,982)	(9,424,161)

Loss per share – basic and diluted	(0.08)	(0.08)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Expenses

Total expenses for the three and nine months ended September 30, 2013 were $3.2 million and $9.2 million, respectively, and include exploration and evaluation expense, development expense and G&A expense. These expenses decreased by $0.9 million and increased by $0.1 million compared to the respective three and nine month periods in 2012.

Exploration and evaluation expense consists of labor and associated costs of the exploration geology department as well as land holding and exploration costs including drilling and analysis on properties which have not reached the permitting or operations stage. These expenses decreased $0.4 million and $0.8 million for the three and nine months ended September 30, 2013, compared to the same periods in 2012. Payroll and stock based compensation costs declined by $0.1 million and $0.7 million for the three and nine months ended September 30, 2013 compared to the comparable periods in 2012 due to the transfer of some employees to mine construction and operations on a full time basis and a reduction in stock based compensation costs. Claim maintenance expense declined by $0.2 million in the three months ended September 30, 2013 compared to 2012 due to the payment of a portion of the claim costs a month early in 2013. Claim cost expense for the year had little change.

Development expense relates to expenses incurred at the Company’s Lost Creek Project prior to receipt of the final regulatory approval in October 2012, Lost Creek costs that are not directly attributable to the construction activities and expenses incurred at the LC East project which is considered development because it is more advanced in terms of delineation drilling. Development expenses declined by $0.6 million for the three months ended September 30, 2013 compared to 2012 due primarily to a decrease in payroll of $0.2 million and a decrease in outside services of $0.4 million. The three months ended September 30, 2012 was immediately before the permits to commence construction were received so there was a significant amount of costs incurred in association with obtaining the final permitting. Expenses remained constant for the nine months ended September 30, 2013, respectively, compared to 2012. Drilling increased $0.5 million for the nine month periods compared to 2012. Payroll, depreciation and other allocated costs declined by $0.4 million during the comparable nine month periods as personnel and equipment are now being used in production activities.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs. Expenses increased $0.1 million and declined by $0.3 million for the three and nine months ended September 30, 2013, respectively, compared to 2012. This is primarily due to a decrease in stock based compensation expenses of $0.2 million and $0.7 million for the three and nine month periods in 2013, respectively, compared to 2012. This was partially offset by an increase of $0.2 million and $0.3 million in legal fees and other outside services for the three and nine month periods respectively.

Write off of mineral properties increased by $0.3 million for the nine month period ended September 30, 2013 as the Company decided to abandon claims at South Granite Mountain.

Other Income and Expenses

The Company's cash resources are invested with financial institutions in deposit accounts, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources in the nine months ended September 30, 2013 as compared to 2012 due to costs associated with the construction of the Lost Creek facility starting in October 2012.

Write off of investments increased by $1.0 million for the nine month period ended September 30, 2013 as the management of the Bootheel Project venture allowed claims which contained no economic mineralization to lapse on the Buck Point property.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Because of the conversion of functional currency to the US$ for U.S. operations, gains and losses from foreign exchange no longer include the gains and losses associated with translating U.S. balances into Canadian dollars. As a result, these currency gains and losses on transactions are no longer significant.

In February 2012, the Company exchanged its database of geologic information in the Southwest Powder River Basin, Wyoming for mineral claims, state leases and related data which primarily comprises most of LC East. The fair value of the property received was $1.0 million which is reported in other income for the nine months ended September 30, 2012.

Income Taxes

In the nine months ended September 30, 2013 and 2012, the Company recorded operating losses in both Canada and the United States. Management has concluded that presently, it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts. As the Company has recently entered production and will soon be generating revenues, this position will be reviewed at year end.

Loss per Common Share

Both basic and diluted loss per common share for the three and nine months ended September 30, 2013 were $0.03 and $0.08, respectively (2012 – $0.04 and $0.08, respectively). The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As of September 30, 2013, the Company had cash resources, consisting of cash and cash equivalents of $6.2 million, a decrease of $11.7 million from the December 31, 2012 balance of $17.9 million which included short-term investments. The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, money market funds and certificates of deposit. The Company used $3.3 million for operating activities during the nine months ended September 30, 2013. During the same period, the Company used $38.1 million for investing activities (excluding short-term investment transactions). The Company generated $29.8 million from financing activities for the nine month periods ended September 30, 2013.

The Company has financed its operations from its inception primarily through the issuance of equity securities and debt instruments. The Company does not expect to generate any cash resources from operations until it successfully completes start-up activities at the Lost Creek Project.  Construction and development of the Lost Creek Project commenced in October 2012 after receiving the Record of Decision from the U.S. Department of the Interior Bureau of Land Management (“BLM”).  Production activities began in August 2013 after receiving final operational clearance from the NRC. Product sales are expected to commence in the fourth quarter of 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

During 2013, additional funding was required in order to achieve production at the Lost Creek Project. On October 23, 2013, the Company closed a US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond financing program (“State Bond Loan”), which the Company had been pursuing since the second quarter of 2012. Due to delays in closing the State Bond Loan, the Company had previously obtained interim financing from RMB Australia Holdings (“RMBAH”) in the form of a US$5 million Bridge Loan, a US$20 million First Loan Facility and a US$15 million Second Loan Facility. The Bridge Loan was paid off in the second quarter of 2013. As of September 30, 2013, the outstanding balance of the First and Second Loan Facilities was US$31 million. The First and Second Loan Facilities were subsequently paid off simultaneously with the closing of the State Bond Loan in October 2013. The repayment terms of the State Bond Loan call for interest only payments for the first year of the loan.

Based upon its current cash balances and the expected timing of the first product sales, the Company believes it will be able to meet its current obligations without additional funding. However, if product sales were delayed for unforeseen reasons, it is possible that additional funding may be required.

The State Bond Loan calls for payments of interest at a fixed rate of 5.75% per annum on a quarterly basis commencing January 1, 2014. The principal is payable in 28 quarterly installments commencing January 1, 2015 and continuing through October 1, 2021. The State Bond Loan is secured by all of the assets at the Lost Creek Project.

Up to US$10 million of the RMBAH First Loan Facility remains available to the Company to be redrawn for the purpose of acquiring the Pathfinder Mines Corporation. Additional funding may be necessary to complete the Pathfinder acquisition.

Operating activities used $3.3 million during the nine months ended September 30, 2013 as compared to using $8.0 million of cash resources for the nine month period ended September 30, 2012. The decline was due primarily to the receipt of US$5.1 million from the assignment of a portion of two sales which will be reflected as revenue when the deliveries related to the sales have been satisfied. This is partially offset by the reflection of $1.1 million of inventory as of September 30, 2013.

During the nine months ended September 30, 2013, the Company invested $35.0 million in equipment and other costs related to the construction of the Lost Creek plant, wellfield and related disposal wells. In addition, the Company increased its restricted cash by $3.1 million due to posting cash collateral for additional surety bonds, which cover estimated future reclamation activities at the Lost Creek Project.

During the nine months ended September 30, 2013, the Company respectively generated $29.8 million from investing activities, primarily from the Bridge Loan and the First and Second Loan Facilities discussed above.

Partial Assignment of Sales Contracts

In March 2013, the Company assigned a portion of the contractual delivery obligations under two of its sales contracts to a natural resources trading company in exchange for a cash payment of US$5.1 million. The Company will reflect the payment as revenue when the related deliveries under the contracts are settled.

Shareholder Rights Plan

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan was reconfirmed by shareholders at the Company’s annual and special meeting of shareholders on May 10, 2012.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Outstanding Share Data

As of October 24, 2013, the Company had 122,466,648 common shares and 8,458,401 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	September 30, 2013	December 31, 2012
	$	$

Cash on deposit at banks	528,395	261,209
Money market funds	5,664,395	11,239,066

	6,192,790	11,500,275

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, deposits and restricted cash. These assets include Canadian dollar and U.S. dollar denominated certificates of deposit, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.18% to 0.6% and mature at various dates up to August 27, 2014. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation leaving approximately $10.5 million at risk at September 30, 2013 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of September 30, 2013.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

As at September 30, 2013, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $6.7 million which are due within normal trade terms of generally 30 to 60 days. For discussion of liquidity risk see Liquidity and Capital Resources section above.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. As the US$ is now the functional currency of U.S. operations, the currency risk has been significantly reduced.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, deposits, restricted cash and debt financings. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest.

Currency risk

The Company maintains a balance of less than $0.1 million in foreign currency resulting in a low currency risk.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would a $0.1 million impact for the nine months ended September 30, 2013. This would impact the cost of construction as interest on the Loan Facility was capitalized during this period. Subsequent to the construction period, the impact would have been on the net loss of the Company. This impact is primarily as a result of the Company having a loan facility whose interest rate is tied to a published LIBOR rate. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the nine months ended September 30, 2013 and 2012, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company will consider and review potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized over the estimated productive life of the property.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

As of September 30, 2013, the current and long term price of uranium was US$35.00 and US$50.50, respectively. This compares to prices of US$43.38 and US$56.50 as of December 31, 2012. The Company continues to focus its attention on the long-term prices as the current spot price will only partially affect profitability due to the previously mentioned uranium sales agreements, which have stated pricing. Other than as discussed earlier, management did not identify any impairment indicators for any of the Company’s mineral properties during the nine months ended September 30, 2013.

Share-Based Compensation

The Company is required to initially record all equity instruments including warrants, restricted share units and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued. Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Inventory

The Company’s inventories are measured at the lower of cost and net realizable value and reflect uranium in various stages of the production and sales process including in-process inventory, plant inventory and conversion facility inventory.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

In August 2013, the Company commenced production related activities and accordingly established new internal control processes and controls in these areas. No other changes in the Company’s internal control over financial reporting occurred during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated February 27, 2013 which are filed, respectively, on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2013

(Information as at October 24, 2013 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director

Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director

W. William Boberg, M.Sc., P. Geo. – Director

Thomas Parker, M.Eng., P.E. – Director and Audit Committee Chair

James M. Franklin, PhD, FRSC, P. Geo. – Director and Technical Committee Chair

Paul Macdonell, Diploma Public Admin. – Director, Compensation Committee Chair and Corporate Governance and Nominating Committee Chair

Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer

Steven M. Hatten, B.Sc. – Vice President Operations

John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology

Penne A. Goplerud, J.D. – General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373
Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882	Lost Creek ISR Operations Office Culver-Douglas Uranium Recovery Facility 3424 Wamsutter / Crooks Gap Road Wamsutter, Wyoming 82336

Website

www.ur-energy.com

Trading Symbols

TSX: URE

NYSE MKT: URG

Independent Auditors

PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel

Fasken Martineau DuMoulin LLP, Ottawa

Davis Graham & Stubbs LLP, Denver

Corporate Banker

Royal Bank of Canada, Ottawa

Transfer Agent

Computershare Investor Services Inc., Toronto

Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

Page 16